SUB-ITEM 77I

Terms of New or Amended Securities

On January 3, 2007, Class B Shares of the AFBA 5Star Mid Cap Value Fund, AFBA 5Star Small Cap Fund, AFBA 5Star Large Cap Growth Fund, AFBA 5Star Balanced Fund, AFBA 5Star Total Return Bond Fund and AFBA 5Star Science & Technology Fund (each a "Fund," and collectively, the "Funds") were no longer offered to investors who opened new accounts. Effective July 31, 2009, the Funds' Class B Shares were closed to additional purchases by current shareholders. All Class B Shares outstanding at the close of business on July 31, 2009 were automatically converted into Advisor Class Shares of the same Fund (the "Class B Transaction"), with an aggregate net asset value equal to the aggregate net asset value of the Class B Shares so converted. Any applicable contingent deferred sales charge ("CDSC") attributable to the Class B Shares was waived for shares exchanged in connection with the Class B Transaction.

It was anticipated that the Class B Transaction would not have a material adverse effect on the holders of either the Advisor Class Shares or Class B Shares. Accordingly, the conversion of Class B Shares into Advisor Class Shares of the same Fund was tax-free to the holders of the Class B Shares for federal income tax purposes. Holders of the Class B Shares should consult their tax advisors regarding the state and local tax consequences of the Class B Transaction. The Class B Transaction will allow the holders of Class B Shares to benefit from the lower expense structure associated with the Advisor Class Shares.